Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES THIRD QUARTER 2017 CONFERENCE CALL

October 19, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its third quarter 2017 financial and operating results via press release prior to the opening of markets on Thursday, October 26, 2017. Crescent Point management will host a conference call at 10:00 a.m. MST (12:00 p.m. EST) on Thursday, October 26, 2017, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the passcode 2280912. Alternatively, to listen to this event online, please enter https://edge.media-server.com/m6/p/unj7pg6h in your web browser.

A recording will be archived for replay for those unable to participate in the conference call at the scheduled time. The replay can be accessed by dialing 855-859-2056 or 404-537-3406 and entering the passcode 2280912. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Crescent Point is one of Canada's largest light and medium oil producers, based in Calgary, Alberta. The Company is focused on growing its significant resource base in the Williston Basin, southwest Saskatchewan and the Uinta Basin in Utah. Crescent Point strives to maximize shareholder returns through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,

President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll free (U.S. & Canada):	888-693-0020

Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, AB, T2P 1G1